Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com

October 2, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Media General, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed September 27, 2013

File No. 333-190051

Dear Mr. Spirgel:

Set forth below are responses of Media General, Inc. (“Media General”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2013 (the “Comment Letter”), with respect to Amendment No. 3 to Media General’s Registration Statement on Form S-4 filed with the Commission on September 27, 2013, File No. 333-190051 (the “Registration Statement”). Each response below has been prepared and is being provided by Media General, which has authorized Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to respond to the Staff’s comments on its behalf. On behalf of Media General, we hereby submit to the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For the Staff’s convenience, the response below is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 4 unless indicated otherwise.

Accounting Treatment of the Transaction, page 92

1.

We note your disclosure that the transaction will be accounted for using the purchase method of accounting. Please revise to state herein and elsewhere in the document that the transaction will be accounted for as a reverse acquisition under the acquisition method of accounting.

Response:

The disclosure on pages 21, 92 and 124 of Amendment No. 4 has been revised in response to the Staff’s comment.

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Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP

October 2, 2013

Pro Forma Condensed Combined Balance Sheet as of June 30, 2013, page 126

2.

Refer to footnote (h). Tell us more in detail the nature of the new equity awards issued related to Media General that are attributable to pre-combination services and whether they are directly attributable to the transaction.

Response:

The equity awards are not new awards but rather the existing outstanding stock option awards of Media General, Inc. There are no changes in vesting provisions or any other terms of the awards. They will remain outstanding and in force. For purposes of the pro forma financial statements with New Young Broadcasting Holding Co., Inc, (“Young”) as the acquirer, it is as if Young has issued these awards. We attributed those awards that were already vested but as yet unexercised as pre-combination services and therefore a part of the purchase consideration as noted under footnote (h).

If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or John Sorkin at (212) 859-8980.

Sincerely,

/s/ Philip Richter

Philip Richter

cc:       Via E-mail

Andrew Carington (Media General)

Timothy Mulvaney (Media General)

Chris Eisenhardt (Young)

Gail Steiner (Young)

Jonathan Levitsky (Debevoise & Plimpton)

John Sorkin (Fried Frank)

Kathryn Jacobson (SEC)

Ivette Leon (SEC)

Ajay Koduri (SEC)